January 22, 2010

Mail Stop 3010

Mr. Stephen B. Waters
Senior Director
Shelter Properties II Limited Partnership
55 Beattie Place, PO Box 1089
Greenville, SC 29602

> **Re: Shelter Properties II Limited Partnership**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2009**
> **Filed March 24, 2009**
> **File No. 000-10256**

Dear Mr. Waters:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jessica Barberich
Assistant Chief Accountant